June 30, 2010
VIA EDGAR AND BY UPS
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Re:	Capital Trust, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (as filed on March 2, 2010) Proxy Statement on Schedule 14A (as filed on April 29, 2010) File No. 001-14788
Ladies and Gentlemen:
On behalf of Capital Trust, Inc., a Maryland corporation (the “Company”), we are submitting the attached copy of the Company’s response to the Staff’s comments conveyed in its comment letter, dated June 17, 2010 (the “Comment Letter”). This letter and the attached response were transmitted for filing with the Commission via EDGAR on the date hereof.
If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906.

Sincerely,
/s/ Michael L. Zuppone

Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

MLZ

Capital Trust, Inc.
Memorandum of Capital Trust, Inc.’s Responses to
Comments of the Staff of the Commission Conveyed in a Letter Dated June 17, 2010
The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.
Form 10-K for the Fiscal Year Ended December 31, 2009
Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 31
Comment 1. We note that the first quarter 2009 low value for your stock price was $0.87. Please tell us what consideration you gave to including risk factor disclosure regarding compliance with New York Stock Exchange Listing Standards. Please consider providing risk factor disclosure in future filings and tell us what the disclosure would look like.
Response: The Company considered its then recent stock price performance at the time the Form 10-K was filed in March 2010 and believed that in view of the fact that the Company’s common stock traded above $1.00 during 2010 prior to the filing date, it was not confronted with a potential risk of delisting from the New York Stock Exchange. In future filings, the Company will add the following risk factor (until such time as it is no longer appropriate):
Our shares of class A common stock may be delisted from the NYSE if the price per share trades below $1.00 for an extended period of time, which could negatively affect our business, our financial condition, our results of operations and our ability to service our debt obligations.
Our class A common stock at times has traded below $1.00. In the event the average closing price of our class A common stock for a 30-day period is below $1.00, our stock could be delisted from the NYSE. The threat of delisting and/or a delisting of our class A common stock could have adverse effects by, among other things:
•	reducing the trading liquidity and market price of our class A common stock;

•	reducing the number of investors willing to hold or acquire our class A common stock, thereby further restricting our ability to obtain equity financing; and

•	reducing our ability to retain, attract and motivate directors, officers and employees.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31
Comment 2. We note your disclosure on page 55 that your interest earning assets generate a significant portion of your cash flow, which has been redirected, either in whole or in part, towards repayment of the applicable debt. Please tell us how this will affect your on-going liquidity requirements. Given that you appear to be diverting a significant portion of your cash flow to repayment of debt, please tell us the other sources of liquidity you plan to use. Confirm that you will provide similar disclosure in future filings.
Response: The Company advises the Staff that its primary source of cash flow is its portfolio of interest earning assets: interest payments thereon as well as proceeds from repayments and dispositions thereof. Correspondingly, its primary uses of cash are interest expense and debt repayment. The vast majority of the Company’s interest earning assets are collateral for either its CDOs or its repurchase obligation financings and are therefore subject to the respective financings’ cash management provisions, which include principal proceeds sweeps, interest expense priorities and redirection or hyper-amortization requirements.
In both cases (CDOs and repurchase obligation financings), the additional amortization required pursuant to the relevant cash flow redirection provisions are a function of cash received, that is the amortization payments are required only to the extent there is cash flow in excess of the interest expense available to be redirected. Therefore, amortization pursuant to the redirection provisions does not result in negative cash flow; it only reduces the outstanding obligations, but does not require a use of cash that is otherwise not contemporaneously generated from the proceeds of the financed investments. Currently, CT CDOs I, II and IV produce no net cash flow to the Company (other than management fees) and net cash flow from each repurchase obligation financing is equivalent to 35% of net interest income earned by the Company under each such facility.
Sources of net cash flow include net interest income from CT CDO III, 35% of the repurchase obligation financings’ net interest income, investment management fees (from private equity funds, CDOs and special servicing), unencumbered assets and cash on deposit. The Company’s material liquidity requirements that are not related to its CDO and repurchase obligation financings include debt service on it’s senior credit facility and junior subordinated notes, its co-investment commitment to CT Opportunity Partners I, LP and its general and administrative expenses. The Company’s sources and uses of cash have been roughly in balance, and the Company has therefore maintained a stable cash position in the mid $20 million range since its March 2009 restructuring. In future filings, the Company will clarify how redirection impacts cash flow to address the foregoing.
Item 7A, Quantitative and Qualitative Disclosures about Market Risk, page 63
Comment 3. We note your disclosure on page 19 that you make investments in foreign countries. We further note that you include fluctuations in foreign currency exchange rates among the risks associated with those investments. Please tell us why you have not included a discussion of foreign currency exchange rate risk within this section. If this disclosure is material, please include it in future filings and tell us what the disclosure would look like.

Response: The Company advises the Staff that while in the past it has made non-dollar denominated investments, currently all of its foreign investments are dollar denominated. The Company proposes to delete this risk factor disclosure in future filings to eliminate the implication that it has non-dollar denominated investments.
Signatures, page 78
Comment 4. Please tell us if Mr. Geoffrey Jervis is also your controller or principal accounting officer. See General Instruction D(2)(a) of the Instructions to Form 10-K.
Response: The Company advises the Staff that Mr. Geoffrey Jervis serves as the Company’s principal accounting officer as well as it principal financial officer. In future filings, Mr. Jervis’ signature will reflect that he is signing in both capacities.
Financial Statements and Notes
Consolidated Statements of Operations, page F-7
Comment 5. We note you present provision for loan losses, valuation allowance on loans held for sale, loss from equity investments and loss (gain) on sale of investments below other revenues and expenses. Pursuant to SAB Topic 11K, please explain how your income statement presentation complies with Rule 9-04 of Regulation S-X. In addition, please clarify how you have complied with the disclosure requirements outlined in Industry Guide 3.
Response: The Company has historically presented “net interest income” in its Consolidated Statements of Operations pursuant to SAB Topic 11K and Rule 9-04 of Regulation S-X notwithstanding the fact that it is not a bank or other depository institution holding company. The Company believes that its current presentation is most meaningful to financial statement readers and stakeholders given the nature of its business. The Company observes that there is diversity in practice among specialty finance companies, including mortgage REITs, with respect to the overall presentation of the statement of operations in SEC filings and believes its presentation more readily lends itself to comparison of its results to the results of its competitors. The Company does not provide the disclosures of Industry Guide 3 because (i) it is not a bank holding company, (ii) its investment activities are sufficiently different from those of a bank holding company, and (iii) it does not believe the disclosures would be meaningful to investors.
Comment 6. We note that you have included dividends declared per share on the face of your Consolidated Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.
Response: The Company acknowledges the Staff’s comment and in future filings will not present dividends per share data on the face of the consolidated statements of operations. This data will be included in notes to the consolidated financial statements in accordance with paragraph 260-10-45-5 of the FASB Accounting Standards Codification (the “Codification”).

Note 4 — Loans Receivable, net, pages F-23 — F-25
Comment 7. Please tell us what consideration was given to providing additional information regarding your loans receivable. This information can include the current loan-to-value ratios, amount and percentage of refinanced or modified loans, asset quality information and measurements, such as delinquency statistics and charge-offs ratios, and the timing and frequency of appraisals for collateral-dependent loans. Any expanded information should be supported by identifying the sources for the appraisals or the underlying data used in calculating your ratios.
Response: The Company observes that it provides portfolio level concentration detail as to asset type, underlying collateral type and the geographic location of the collateral, which it believes fully and fairly demonstrates to investors the extent to which the loans receivable portfolio is concentrated in fully secured and subordinate investments as well as in different categories of commercial property and geographic markets, key attributes of portfolio risk. The Company notes that it discloses in its MD&A additional detail concerning the credit profile of the Company’s investments, including its loan receivables. This MD&A disclosure on pages 39 through 41 of the Form 10-K addresses foreclosed investments, loans against which provisions have been recorded, other-than-temporary impairments on securities and “Watch List” investments (including loans receivable) identified by the Company as presenting a higher risk of non-performance and/or loss. The Company believes the combined disclosure serves to inform investors of important information concerning credit quality of the portfolio and the kind of concentrated risk presented.
Note 9 — Debt Obligations
Comment 8. For your debt obligations that were either restructured or terminated, please tell us how you accounted for these transactions based on the guidance outlined in sections 50 or 60 of Topic 470 of the FASB Accounting Standards Codification. Your response should address how you accounted for any fees paid to the creditor or any third party costs associated with the transaction, whether or not a gain or loss was recognized for the transaction and where this gain or loss is reflected on your statement of operations.
Response: The Company advises the Staff that, with respect to its debt obligations which were terminated, the Company transferred collateral assets to its lenders in full satisfaction of its obligations due thereunder. The Company therefore recorded losses on these transactions equal to the difference between the net carrying value of the transferred assets and the related credit facility balances. A portion of these losses were recorded in fiscal year 2008, when the collateral assets were classified as “Loans Held-for-Sale” on the Company’s Consolidated Balance Sheet. This treatment is also discussed in further detail on pages F-25 and F-31 of the Form 10-K.

The Company further advises the Staff that the transactions to restructure its debt obligations did not qualify as troubled debt restructurings under the guidance of paragraph 470-60-15-5 of the Codification due to the fact that the Company’s creditors did not grant it concessions in conjunction with the restructuring. The terms of the Company’s restructured debt obligations are detailed on pages F-28 through F-32 of the Form 10-K. The restructuring transactions were considered modifications of the Company’s debt obligations, and not extinguishments, because the then projected cash flows due under the restructured debt obligations were not materially different before and after the restructuring. Accordingly, the third party costs associated with the transactions were recorded as a component of general and administrative expense on the Company’s Consolidated Statement of Operations. The Company did not pay any fees to its creditors in conjunction with these transactions. Page F-37 of the Form 10-K includes a breakdown of general and administrative expenses, including $3.0 million of restructuring costs related to these transactions.
Comment 9. We understand that your have entered into repurchase transactions accounted for as collateralized borrowings. Please tell us whether or not you have accounted for any repurchase transactions as sales. If you have, please clarify the terms of these agreements and why that accounting was deemed appropriate. For your repurchase transactions, for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent that are significant variations between the average level of those transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.
Response: The Company advises the Staff that none of its repurchase transactions have been accounted for as sales. Please refer to the table below which presents for 2008 and 2009 the requested quarterly data on the average amount of repurchase obligations outstanding during each quarter and as of the end of each quarter.
Repurchase Obligations

	Ending Balance	Average Balance	Variance ($)	Variance (%)
2008
First quarter	$910,049,089	$905,459,423	$4,589,666	1%
Second quarter	800,741,915	894,290,670	(93,548,755)	-12%
Third quarter	816,208,085	801,382,460	14,825,625	2%
Fourth quarter	699,054,445	768,258,988	(69,204,543)	-10%

2009
First quarter	$561,774,313	$648,292,402	$(86,518,089)	-15%
Second quarter	503,258,283	526,619,675	(23,361,392)	-5%
Third quarter	492,518,350	502,888,107	(10,369,757)	-2%
Fourth quarter	450,704,443	463,657,571	(12,953,127)	-3%

The periodic variations in the Company’s repurchase obligations occurred in the ordinary course of business. As detailed in the table above, the Company’s repurchase borrowings have declined steadily over the past eight quarters, which was primarily due to: (i) collateral asset repayments, (ii) margin call payments over the course of 2008, (iii) debt restructuring transactions in the first quarter of 2009, and (iv) principal amortization due to net interest payments to the Company’s creditors during the remainder of 2009. Differences between average amounts outstanding and quarter-end balances are primarily caused by the timing of these repayments during each respective period. The Company also advises the Staff that there have been no new repurchase obligation borrowings since the Company’s March 2009 restructuring. Covenants in certain of the Company’s restructured debt obligations generally preclude it from making new balance sheet investments until such time as the obligations are repaid or further restructured, which limits the Company’s need for additional capital under its repurchase facilities.
The Company believes that its use of repurchase obligation financing is adequately disclosed in its Form 10-K and that no other disclosure is warranted under the circumstances.
Collateralized Debt Obligations, page F-33
Comment 10. We note that you are currently receiving cash payments from only one of your four CDO because of breaches based on overcollateralization and interest coverage tests, which have resulted in the re-classification of interest proceeds from impaired collateral as principal proceeds. Please clarify how these breaches impact the accounting of the CDO and your basis in GAAP for this treatment. Your response should discuss how these breaches impact the impairment analysis and interest income recognition for assets held in these CDO trusts.
Response: The Company advises the Staff that all four of its CDOs are considered variable interest entities under Topic 810 of the Codification, which have been consolidated due to the Company’s residual interest in the debt and equity issued by the CDO trusts and the control provisions of these entities. Accordingly, the Company’s Consolidated Balance Sheets include: (i) the gross assets of the CDO trusts (net of discounts, provisions, and other GAAP adjustments), (ii) the liabilities of the trusts representing obligations to third parties, and (iii) the difference between the assets and liabilities of the trusts recorded as a component of equity (its ownership interests in the CDOs are otherwise eliminated in consolidation).
The breach of overcollateralization and interest coverage tests, and resulting redirection of cash flow to senior CDO noteholders, does not directly impact the Company’s accounting for CDOs. All cash receipts (generally principal and interest from collateral assets) and cash payments (generally principal and interest to note holders, as well as trust level expenses) are recorded gross, with any intercompany payments and receivables/payables eliminated in consolidation. Currently, many of the subordinate CDO classes owned by the Company are not receiving distributions due to such cash flow redirection. This has resulted in an increased receivable recorded at the Company and an increase in payables recorded at the CDO entities, however these are eliminated in consolidation and are not presented on the Company’s Consolidated Balance Sheet.
Furthermore, the covenant breaches and asset impairments do not effect the Company’s consolidation of these CDO entities. Pursuant to existing consolidation guidance in Topic 810 of the Codification, the Company will deconsolidate these entities upon a change in control, which generally will result from realized economic losses in the entities and not covenant breaches, asset impairments by the CDO trustees, or GAAP-basis losses in these entities.

The Company also advises the Staff that, on a periodic basis, management evaluates each of the loans in the Company’s portfolio for possible impairment and for non-accrual status. This analysis is performed on an asset-by-asset basis and includes a review of the consolidated CDO collateral assets as well as those held directly by the Company. The Company’s impairment methodology focuses on the value of real estate assets which serve as collateral for its loans and securities, and is described in detail on pages F-12 and F-13 of the Form 10-K. Loans are placed on non-accrual status at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, recovery of income and principal becomes doubtful.
Comment 11. We note from the information on page 18 that the company may be required to repurchase loans that they have acquired or originated and were sold or securitized if certain representation and warranties have been breached. Please tell us what the company’s accounting policy is under Topics 450, 460, and 860 of the FASB Accounting Standards Codification for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation. Also, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of loans reacquired from the securitization or other payments made by the company to comply with these recourse provisions for each period in which the company was required to perform. In addition, tell us the difference between the book value of these reacquired loans and the fair value of these loans when reacquired from the CDO securitization.
Response: The Company advises the staff that, to date, it has not been required to repurchase any loans that it has sold or securitized due to a breach of representations or warranties, and currently has no expectation it will be required to do so in the future. The Company observes that the obligation to repurchase noted in Comment 11 applies to loans transferred to its CDOs, all of which are consolidated as detailed in the response to Comment 10 above. Any payments to, or repurchases from, our CDOs under these obligations would reduce the debt obligations of the consolidated CDOs, and would not be recorded as contingent liabilities or guarantee payments under Topics 450 or 460 of the Codification. Should the Company receive notice of the assertion of any such potential breach of representations or warranties, the Company’s CDO disclosures would be reconsidered and revised accordingly.
Exhibits
Comment 12. We note that the following material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K do not include schedules or exhibits that are referenced in the agreements: Exhibits 10.46.d, 10.49.d(sic), 10.50.b, 10.59, 10.61, 10.69, 10.73, and 10.76. Item 601(b)(10) requires you to file all material contracts in their entirety. Please explain why the information was omitted or why the agreements themselves are no longer material to investors. Otherwise, please file the complete agreements with your next periodic report.

Response: The Company respectfully advises the Staff that it does not believe the disclosure of the schedules and exhibits attached to Exhibits 10.46.d, 10.49.b, 10.50.b, 10.59, 10.61, 10.69, 10.73, and 10.76 is required for the protection of investors since such exhibits and schedules do not contain any information that is material to an investment decision and are not necessary to an investor’s understanding of either the Company’s business or such agreements. Nor does the lack of filed attachments render materially misleading to investors the content of representations or other contractual provisions contained in such filed exhibits. See Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (March 1, 2005). For example, Exhibits 10.61 and 10.76 did not include a form of officer certificate that may be delivered to the trustee in certain circumstances and which otherwise does not reflect any material terms of the debt obligation. Exhibits 10.46.d, 10.49.b, 10.50.b, 10.69 and 10.73 omit a list of the Company’s investments that serve as collateral for the debt obligations and do not reflect any material terms of the debt obligations. Exhibit 10.59 omits forms of transaction closing opinions, a form of warrant (no longer outstanding) and a form of registration rights agreement (which is on file as Exhibit 10.60). Accordingly, the Company respectfully requests that the Staff not require the Company to re-file such agreements with their respective schedules and exhibits. In its future filings, the Company will comply with the requirements of Item 601(b)(10) of Regulation S-K.
Proxy Statement on Schedule 14A, filed April 29, 2010
Compensation Discussion and Analysis, page 12
Comment 13. We note you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach such conclusion.
Response: In accordance with Item 402(s) of Regulation S-K, the Company assessed its compensation programs and concluded that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. In 2009, compensation of executive officers was comprised of salary and discretionary bonuses reflecting the Company’s efforts to stabilize its capital structure, a deviation from its historical active portfolio investment business. In prior years, the Company awarded a mix of short term and long term performance based cash and equity compensation tied to length of service, total shareholder return and other financial metrics selected annually by the Compensation Committee to advance company-wide goals. The Company does not believe that the incentive compensation arrangements in its historical program encouraged risk-taking beyond its ability to monitor and manage risks. The Company’s policies (particularly its loan policy) contain procedures designed to mitigate the risks that arise in connection with the Company’s investment activities which the Company believes serve as an adequate restraint on the potential for inappropriate risk-taking to arise from the incentives provided in the portion of compensation that is variable performance based.
Comment 14. We refer to your disclosure that Dr. Sagalyn has been one of your longest standing directors and other women have served on your board during your corporate history, which you believe establishes a record of gender diversity. Please note that Item 407(c)(2)(vi) of Regulation S-K requires you to describe “whether, and if so how, the nominating committee (or the board) considers diversity in identifying nominees for director.” Please tell us whether, and if so how, your board or appropriate committee considers diversity in identifying nominees for director. Confirm that you will provide similar disclosure in future filings.

Response: Dr. Sagalyn is one of the Company’s longest standing directors and was originally recruited in part with a gender diversity goal in mind. In future filings, the Company will clarify this fact and include a statement that its Corporate Governance Committee considers gender diversity when recommending nominees for election as director.
Comment 15. We note your disclosure on page 14 that all bonuses for NEO services in 2009 were determined in the sole discretion of the compensation committee, and in certain cases, subject to approval by your lenders. We also note that your compensation committee did not award bonuses in 2009 by reference to performance based financial criteria. Please tell us the criteria your compensation committee used in making bonus determinations for 2009 and provide similar disclosure in future filings. See Items 402(b)(1)(ii) and (v) of Regulation S-K.
Response: In 2009, the Company restructured substantially all of its debt obligations to address negative aspects of its capital structure and otherwise stabilize its business. The Company achieved the stabilizing restructuring, but otherwise has effectively ceased its historical balance sheet portfolio investment activity. The bonuses paid for 2009 were based on the Compensation Committee’s subjective assessment of the contributions made by the named executive officers in achieving the stabilizing restructuring and a desire to pay a level of compensation that the Compensation Committee believed would serve to retain their employment. In future filings, the Company will make conforming disclosure as to the subjective reasons for the bonus decisions.
* * *
Acknowledgement
At the request of the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.